UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007	Commission File Number: 1-31349

THE THOMSON CORPORATION

(Translation of registrant’s name into English)

Metro Center, One Station Place

Stamford, Connecticut 06902, United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON CORPORATION

By:	/s/ Edward A. Friedland
Name: Edward A. Friedland
Title: Assistant Secretary

Date: October 9, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	News release dated October 8, 2007 — Thomson and Reuters Provide Regulatory Update

99.2

Deed of variation dated October 8, 2007 between The Thomson Corporation, Reuters Group PLC, The Woodbridge Company Limited and Thomson-Reuters Limited in relation to the Implementation Agreement dated May 15, 2007